OCT 29 2003

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PROCESSED
OCT 30 2003
THOMSON FINANCIAL

Exhibit Index on Page 3.

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated October 24, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, October 29, 2003.

THE IT GROUP, INC.
(Registrant)

By: ____________________
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Page No.

Exhibit

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., et al.,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM AUGUST 30, 2003 THROUGH SEPTEMBER 26, 2003

PLEASE TAKE NOTICE that on October 24, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from August 30, 2003 through September 26, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
October 24, 2003

/s/ Marion M. Quirk
Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and
Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period August 30, 2003 thru September 26, 2003

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

- - - - - - - - - - - - - - - - -	x
	:
	: Chapter 11
In re:	:
	: Case No. 02-10118 (MFW)
The IT Group, Inc.,	:
et al.,	: Jointly Administered
	:
Debtors.	:
	x
- - - - - - - - - - - - - - - - -	

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD AUGUST 30, 2003 THROUGH SEPTEMBER 26, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

Q:\Documents and Settings\mquirk\Local Settings\Temp\16\affidavit-092603.doc

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of September 26, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
October 23, 2003

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\WINDOWS\Temporary Internet Files\OLKC3A5\affidavit-092603.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
September 26, 2003

	08/29/03	Reclass/ Prior Period Adjustments	September Activity	09/26/03
Current Assets:				
Cash	54,334,333	-	(647,178)	53,687,155
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	590,555	-	113,046	703,601
Prepaid expenses and other current assets	23,403,738	-	2,702,784	26,106,522
Total current assets	78,328,626	-	2,168,652	80,497,278
Property, plant and equipment at cost	-	-	-	-
Accumulated depreciation and amortization	-	-	-	-
Net property, plant and equipment	-	-	-	-
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	-	-	-	-
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	78,328,626	-	2,168,652	80,497,278
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,712,763	-	-	8,712,763
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,177,490	-	-	32,177,490
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	489,482,516	-	-	489,482,516
Current Liabilities (Post Petition)				
Accounts payable-unsecured	-	-	42,092	42,092
Accrued wages and related liabilities-unsecured	3,721,314	-	(31,443)	3,689,871
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	10,461,806	-	(104,813)	10,356,993
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	667,391	-	(182,909)	484,482
Total current liabilities	876,490,535	-	(277,073)	876,213,462
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	880,898,808	-	(277,073)	880,621,735
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,156,421,381)	-	2,445,725	(1,153,975,656)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(802,570,182)	-	2,445,725	(800,124,457)
Total liabilities and stockholders' equity	78,328,626	-	2,168,652	80,497,278
	-	-	-	-

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
AUGUST 30, 2003 THRU SEPTEMBER 26, 2003

Revenues	-
Cost and expenses:	
Cost of revenues	-
Selling, general and administrative expense	352,384
Total cost and expenses	352,384
Operating income/(loss)	(352,384)
Unrealized gain/(loss) on stock held for sale	2,757,704
Interest income, net	40,405
Net income/(loss) before income taxes	2,445,725

10/23/2003
4:27 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of September 26, 2003

Days Aged	Balance
0 - 30	526,574
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,164,443

Pre Petition	42,637,869
Post Petition	526,574
	43,164,443

10/23/2003
4:27 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of September 26, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

10/23/2003
4:27 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
September 26, 2003

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	09/26/03 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	149,654
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	1,339,852
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,574,443
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	148,396
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,404,579
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,550,192
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	510,039
					53,687,155

10/23/2003
4:27 PM

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	September 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 54,271	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	638	254,624
Loans and Advances	-	-
Sale of Assets	-	69,288
Other (Reimbursements from Shaw)	27	20,008
DIP Draw & (Repayment)	-	50,000
Total Receipts	665	393,920
Disbursements		
Net Payroll & Benefits	(96)	(89,836)
Payroll Taxes	(29)	(34,233)
Sales, Use, and Other Taxes	(24)	(1,049)
Operating Expenses	(463)	(161,629)
Rental & Leases	-	(14,019)
Insurance	(43)	(8,462)
Administrative & Selling	(37)	(6,362)
Sale of Assets	-	-
Claims Settlements	-	(180)
Other (Attach List)	-	(17,678)
Professional Fees (b)	(633)	(24,809)
U.S. Trustee Fees	(25)	(266)
Court Costs	-	-
Total Disbursements (c)	(1,350)	(358,523)
Net Cash Flow (Receipts Less Disbursements)	$ (685)	35,397
Cash - End of Month	$ 53,586	$ 53,586

Total Disbursements	$ (1,350)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (1,350)

(a) September actual includes cash flow activity from September 1, 2003 through September 30, 2003.
(b) Professional fees include $168,708.61 and $106,534.48 to Skadden Arps on 09/17/03 and 09/24/03, $115,872.91 to Kroll Zolfo Cooper on 09/24/03, $13,048.92 to The Bayard Firm on 09/24/03, $51,853.06 and $78,513.02 to White & Case on 09/03/03 and 09/10/03, and $50,158.04 to Chanin Capital Partners on 09/24/03.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

15

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher
& Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher
& Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Landis Rath & Cobb LLP
919 Market Street, Suite 600
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O.
Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

297068.01-Wilmington S1A

Miscellaneous:
02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 10/24/2003 at 1:30 PM EDT and filed on 10/24/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 3128

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period August 30, 2003 through September 26, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: C:\temp\convert\Monthly Operating Report.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=10/24/2003] [FileNumber=2011952-0
] [a00108153ff55554ff3f66f3010bbf867700b5cb0cd3ef06b8d1904f2749772238d
a083b3d3a16fe8ea17ae45be0b7bab6cd656f51bcd1903eeae9389d4a32c2]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com

Kay Diebel Brock kay.brock@oag.state.tx.us,

18